Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated November 2, 2009

                    Filing under Rule 425 under the U.S. Securities Act of 1933
                                        Filing by: Nippon Mining Holdings, Inc.
                                  Subject Companies: Nippon Oil Corporation and
                                                   Nippon Mining Holdings, Inc.
                                              Commission File Number: 132-02665
                                                         Dated November 2, 2009

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

                Execution of a Business Integration Agreement
                ---------------------------------------------
                 and the Preparation of a Share Transfer Plan
                 --------------------------------------------

    Nippon Oil Corporation                          Nippon Mining Holdings, Inc.

                                October 30, 2009

I.  Outline of the Business Integration

Nippon Oil Corporation               - 1 -          Nippon Mining Holdings, Inc.

slide01

Objectives and Basic Concept of the Business Integration
--------------------------------------------------------
Objectives of
the Business
Integration

Objectives of    [] Anticipate future structural changes in business
the Business        environment
Integration
                 [] Further strengthen the management base

                 [] Progress under a new management philosophy

                 Carry out the mission to provide a stable and efficient supply of energy, resources and materials

                 [] Become one of the world's leading "integrated energy,
Basic               resources and materials groups," operating in the areas of
Concept             petroleum refining and marketing, oil and natural gas
                    exploration and production, and metals

                 [] Allocate management resources to the operations with
                    highest profitability under the concept of "Best Practices"

                 [] Undertake comprehensive restructuring of the petroleum
                    refining and marketing sector at an early stage, which will become possible for the first time through the business
                    integration

Nippon Oil Corporation               - 2 -          Nippon Mining Holdings, Inc.

slide02

Exchange Ratio
-------------------------------------------------------------------------------
--------------------
  The Exchange Ratio
--------------------

               -----------------------------------------------------------------
               Nippon Oil                                   Nippon Mining
               -----------------------------------------------------------------
                  1.07                                          1.00

         Note 1     1.07 shares of common stock of the Holding Company will be allocated and delivered per share of common stock of Nippon
                    Oil, and 1.00 shares of the common stock of the Holding
                    Company will be allocated and delivered per share of common stock of Nippon Mining. If fractional shares constituting
                    less than one unit of shares of the Holding Company's
                    common stock would be delivered to shareholders of Nippon
                    Oil, the Holding Company will pay cash to such shareholders based on such fractional shares pursuant to the provision
                    of Article 234 of the Companies Act and other relevant laws and regulations. However, the above-mentioned exchange
                    ratio may be altered upon mutual agreement by the Companies if any material change occurs in the circumstances
                    regarding the operation, assets or debt situation of Nippon
                    Oil or Nippon Mining. In addition, 100 shares of the
                    Holding Company stock will constitute one unit.

         Note 2     Number of Shares to be Issued by the Holding Company
                    (scheduled): Common stock 2,495,485,929 shares

Nippon Oil Corporation               - 3 -          Nippon Mining Holdings, Inc.

slide03

Schedule of the Business Integration
--------------------------------------------------------------------------------

October 30, 2009    Meetings of the board of directors to approve the business integration agreement and the preparation of the share
                    transfer plan

October 31, 2009    Public notice of record date for the extraordinary meetings
(scheduled)         of shareholders

November 15, 2009   Record date for the extraordinary meetings of shareholders
(scheduled)

January 27, 2010    Extraordinary meetings of shareholders regarding the
(scheduled)         approval of the share transfer plan

March 29, 2010      Delisting of shares from stock exchanges
(scheduled)

April 1, 2010       Incorporation and registration of the Holding Company
(scheduled)         (Effective date of the Share Transfer) Listing of shares of the Holding Company (Tokyo Stock Exchange, Osaka Securities
                    Exchange and Nagoya Stock Exchange)

July 1, 2010        Incorporation of core business companies
(scheduled)

        If the necessity arises in the course of business integration or other circumstances, changes to the schedule may be made upon consultation between the Companies.

Nippon Oil Corporation               - 4 -          Nippon Mining Holdings, Inc.

slide04

Trade Name of the Integrated Group
--------------------------------------------------------------------------------

Integrated Group    JX Group

Holding Company     JX Holdings, Inc.

Petroleum Refining
and Marketing       JX Nippon Oil & Energy  Corporation
Business Company

Oil and Natural Gas
Exploration and     JX Nippon Oil & Gas Exploration Corporation
Production Business
Company

Metals Business     JX Nippon Mining & Metals Corporation
Company

(Note 1)  "JX" is a name which represents the basic philosophy of the Integrated
          Group. "J" represents a Japanese and world leading "integrated energy, resources and materials business group," and "X" represents challenges of the unknown, growth and development for the future, and creativity and innovation, among others.

(Note 2)  Logo and trade mark of the Holding Company and the core business companies will be announced upon determination.

Nippon Oil Corporation               - 5 -          Nippon Mining Holdings, Inc.

slide05

Management Structure

Representative Directors of the Holding Company As of April 1, 2010 (Scheduled)

Post	Name	Current Post
Representative Director and Chairman of the Board	Shinji Nishio	Representative Director and President, President and Executive Officer, Nippon Oil Corporation
Representative Director and President, President and Executive Officer	Mitsunori Takahagi	President and Chief Executive Officer, Nippon Mining Holdings, Inc.

(Note) 4 of the 16 directors are outside directors. 4 of the 6 corporate auditors are outside corporate auditors.

Representative Directors and Presidents of the Core Business Companies As of July 1, 2010 (Scheduled)

Post	Name	Current Post
Representative Director and President, JX Nippon Oil & Energy Corporation	Yasushi Kimura	Director, Senior Vice President, Executive Director of the Energy Solution Division, Nippon Oil Corporation
Representative Director and President, JX Nippon Oil & Gas Exploration Corporation	Makoto Koseki	Representative Director and President, Nippon Oil Exploration Limited
Representative Director and President, JX Nippon Mining & Metals Corporation	Masanori Okada	President and Chief Executive Officer, Nippon Mining & Metals Co., Ltd.

Nippon Oil Corporation - 6 - Nippon Mining Holdings, Inc.

Outline of the Holding Company
--------------------------------------------------------------------------------

Trade Name of the   JX Holdings, Inc.
Holding Company

Location of         6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
Head Office

Paid-in Capital     (Y)100 billion

Date of Delisting   March 29, 2010
of Shares of Both
Companies
(scheduled)

Date of Share       April 1, 2010
Transfer
(scheduled)

Date of Listing     April 1, 2010
of the Holding
Company
(scheduled)

Exchange Ratio      Nippon Oil Shares  1. 07 :  Nippon Mining Shares: 1.00

Nippon Oil Corporation               - 7 -          Nippon Mining Holdings, Inc.

slide07

Method of the Business Integration

＜First Step＞ Incorporation of the Holding Company April 1, 2010 (Scheduled)	＜Completion of the Integration＞ Integrate, Restructure and Reorganize all businesses into three core business companies July 1, 2010 (Scheduled)

＜First Step＞ Incorporation of the Holding Company — April 1, 2010 (Scheduled)

Holding Company: **JX Holdings**

- **Nippon Oil Corporation**
  - Nippon Petroleum Refining Co., Ltd.
  - Nippon Oil Exploration Limited
- **Nippon Mining Holdings, Inc.**
  - Japan Energy Corporation
    - Japan Energy Development Co., Ltd.
  - Nippon Mining & Metals Co., Ltd.

＜Completion of the Integration＞ Integrate, Restructure and Reorganize all businesses into three core business companies — July 1, 2010 (Scheduled)

Holding Company: **JX Holdings**

JX Nippon Oil & Energy Corporation	JX Nippon Oil & Gas Exploration Corporation	JX Nippon Mining & Metals Corporation	Listed subsidiaries
Petroleum Refining and Marketing Business	Oil and Natural Gas Exploration and Production Business	Metals Business	Common function companies
Nippon Oil, Nippon Petroleum Refining and Japan Energy will merge	Nippon Oil Exploration and Japan Energy Development will merge	Nippon Mining and Nippon Mining & Metals will merge	Independent business companies

Nippon Oil Corporation - 8 - Nippon Mining Holdings, Inc.

Basic Roles of the Holding Company and the
Core Business Companies
-------------------------------------------------------------------------------

                                   Maximization of the corporate value
                ----------------------------------------------------------------
Holding Company          Strategic distribution of management resources
                -----------------------------        ---------------------------
                Business development                      Pursuit of synergies
                and innovation
                -----------------------------        ---------------------------

Core Business   Petroleum Refining        Oil and Natural Gas
Companies       and Marketing Business    Exploration and        Metals Business
                                          Production Business

Nippon Oil Corporation               - 9 -          Nippon Mining Holdings, Inc.

slide09

II.  Business Strategy of the Integrated Group
--------------------------------------------------------------------------------

Nippon Oil Corporation               - 10 -         Nippon Mining Holdings, Inc.

slide10

Basic Strategy and Business Strategy of the Integrated Group
--------------------------------------------------------------------------------
----------------------
 Basic Strategy
----------------------

[]   Aim to become one of the world's leading integrated energy, resources and materials groups.

[]   Maximize corporate value by allocating management resources to operations with highest profitability.

[]   Promote projects that assist in the creation of a better global environment and innovation of new technologies, and contribute to the development of a sustainable economy and society.

Nippon Oil Corporation               - 11 -         Nippon Mining Holdings, Inc.

slide11

Business Strategies of the Core Businesses
--------------------------------------------------------------------------------

Petroleum Refining & Marketing Business

JX Nippon Oil & Energy Corporation

Undertake fundamental structural reforms that anticipate future changes in business Environment
[]   Decrease oil refining capacity, increase efficiency of and value-added to refining facilities
[]   Maximization of synergies, significant improvement of cost competitiveness
[]   Global expansion of operations

Strive to be an integrated energy company that responds to our customers' needs
[]   Improve customer satisfaction and strengthen brand value
[]   Engage in new energy businesses such as fuel cells and photovoltaic power generation

Oil and Natural Gas E&P Business

JX Nippon Oil & Gas Exploration

Aim for sustainable growth while responding flexibly to changes in the business environment
[]   Actively making investments while carrying out thorough risk management.

Strengthen the operating base on a global scale
[]   Accumulate technology and strengthen relationships with governments of oil-producing countries and business partners

Metals Business

JX Nippon Mining & Metals Corporation

Aim to establish a global integrated production system centered on the copper business
[]   Actively develop copper mines, improve the equity base entitlement volume of copper and investment returns
[]   Develop innovative copper-smelting technologies

Aim to have one of the top market shares in areas in which significant growth is expected
[]   Introduce high-functionality materials to the electronic materials business
[]   Promote the recycling and environmental services business
[]   Encourage growth of titanium and polysilicon manufacturing businesses

Nippon Oil Corporation               - 12 -         Nippon Mining Holdings, Inc.

slide12

Management Goal of the Integrated Group
--------------------------------------------------------------------------------

[]   After the execution of the business integration agreement, consider the future business environment, competitiveness of the integrated group, strategies and profitability of each business operation and the most appropriate distribution of management resources in the future

[]   Financial goal is to achieve at least 10% return on equity (ROE) and a debt to equity ratio (D/E Ratio) of not more than 1.0 at an early stage
     [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                    Scheduled to announce the Integrated Group's "Long-Term
Around April 2010   Vision" and "Mid-Term Management Plan" for the fiscal years from 2010 through 2012
--------------------------------------------------------------------------------

Nippon Oil Corporation                - 13 -        Nippon Mining Holdings, Inc.

slide13

Reduction of Petroleum Refining Capacity
--------------------------------------------------------------------------------

-----------------------------------------
Reduction of Petroleum Refining Capacity
-----------------------------------------

         -----------------------------------------------------------------------
         By March 31, 2011   Reduce capacity by 400,000 barrels per day *
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
         By March 31, 2015,  Capacity is scheduled to be further reduced by
         at the latest       200,000 barrels per day *
         -----------------------------------------------------------------------
         * December 4, 2008 (the date of basic agreement) is the benchmark date [GRAPHIC OMITTED]

         The specific breakdown and method will be announced upon determination

Nippon Oil Corporation               - 14 -         Nippon Mining Holdings, Inc.

slide14

Synergies from the Business Integration
--------------------------------------------------------------------------------
   Synergies from the Business
               Integration
-------------------------------

     By the end of March 2013        (Y) 60 billion or more per year
     ---------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

     ---------------------------------------------------------------------------
     By the end of March 2015        (Y) 100 billion or more per year
                                     (an additional (Y) 40 billion per year)
     ---------------------------------------------------------------------------

Nippon Oil Corporation               - 15 -         Nippon Mining Holdings, Inc.

slide15

III.  Exhibits
--------------------------------------------------------------------------------

Nippon Oil Corporation       - 16 -                 Nippon Mining Holdings, Inc.

slide16

Profile of the Holding Company Newly-Established Through the Share Transfer

Trade Name	JX Holdings Kabushiki Kaisha (JX Holdings, Inc. in English)
Location of Head Office	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
Name and Title of Representatives	Shinji Nishio, Representative Director and Chairman of the Board (currently, Representative Director and President, President and Executive Officer, Nippon Oil Corporation) Mitsunori Takahagi, Representative Director and President (currently, President and Chief Executive Officer, Nippon Mining Holdings, Inc.)
Principal Business	(i) Business management of subsidiaries which engage in petroleum refining and marketing business, oil and natural gas exploration and production business, and metals business, and (ii) businesses ancillary to business described in (i).
Paid-in Capital, Capital Reserve	Paid-in Capital: ¥100 billion, Capital Reserve: ¥25 billion
Fiscal Year End	March 31
Net Assets (consolidated)	Not yet determined
Total Assets (consolidated)	Not yet determined
Number of Shares Scheduled to be Issued	2,495,485,929 shares
Number of Shares Constituting One Unit of Shares	100 shares
Listed Stock Exchanges	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange
Accounting Auditor	Ernst & Young ShinNihon LLC
Transfer Agent	The Chuo Mitsui Trust and Banking Co., Ltd.
Overview of Accounting Treatment in Conjunction with the Share Transfer	Accounting treatment of the Share Transfer will be conducted pursuant to the "Accounting Standards for Business Combinations" which were amended on December 26, 2008.
Prospects of Impact of the Share Transfer on Business Results	The prospects of the business results after the business integration will be announced upon determination. Around April 2010, the Holding Company plans to establish and announce for the Integrated Group a "Long-Term Vision" as well as a "Mid-Term Management Plan" for the Integrated Group for three years from fiscal 2010.

Nippon Oil Corporation - 17 - Nippon Mining Holdings, Inc.

Corporate Profiles of the Companies

Trade Name	Nippon Oil Corporation	Nippon Mining Holdings, Inc.
Date of Establishment	May 10, 1888	September 27, 2002 (Commenced operation on December 26, 1905)
Location of Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo	10-1, Toranomon 2-chome, Minato-ku, Tokyo
Name and Title of Representative	Shinji Nishio, Representative Director and President	Mitsunori Takahagi, President and Chief Executive Officer
Paid-in Capital (as of September 30, 2009)	¥139,400 million	¥73,900 million
Total Number of Issued and Outstanding Shares (as of September 30, 2009)	1,464.51 million shares	928.46 million shares
Principal Business	Refinement and sale of petroleum products Import and sale of gas Generation and sale of electricity	Production and sale of petroleum products Production and sale of non-ferrous metal products and processed electronic materials products
Major Shareholders and Percentage of Shareholding (as of September 30, 2009)	Japan Trustee Services Bank, Ltd. (Trust Unit) (6.2%)	Japan Trustee Services Bank, Ltd. (Trust Unit) (10.0%)
	The Master Trust Bank of Japan, Ltd. (Trust Unit) (5.4%)	The Master Trust Bank of Japan, Ltd. (Trust Unit) (9.0%)
	Mizuho Corporate Bank, Ltd. (3.2%)	Japan Trustee Services Bank, Ltd. (Trust Unit 9) (3.5%)
	Mitsubishi Corporation (3.1%)	Mizuho Corporate Bank, Ltd. (2.4%)
	Sumitomo Mitsui Banking Corporation (2.8%)	Sumitomo Mitsui Banking Corporation (2.4%)
	Bank of Tokyo Mitsubishi UFJ, Ltd. (2.1%)	
Number of Employees (as of September 30, 2009)	13,869 (consolidated) (Breakdown: petroleum refining and marketing 9,305; oil and natural gas E&P 589; construction/other 3,975)	10,936 (consolidated) (Breakdown: petroleum 4,380; metals 5,058; other 1,498)
Main Clients	Nationwide exclusive distributors and direct sale customers	Nationwide exclusive distributors and direct sale customers; electric cable manufacturers
Main Financing Banks	Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd.	Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd.
Fiscal Year End	March	March
Relationship between the Relevant Parties — Capital relationship	None	
Relationship between the Relevant Parties — Personnel relationship	None	
Relationship between the Relevant Parties — Transactional relationship	Nippon Oil Corporation and Japan Energy Corporation, a subsidiary of Nippon Mining Holdings, Inc., are parties to a business alliance in the areas of refining and distribution.	

Nippon Oil Corporation - 18 - Nippon Mining Holdings, Inc.

Business Results and Financial Conditions

Nippon Oil Corporation

(¥ millions, except for per share information)

	Nippon Oil Corporation (consolidated)			Nippon Oil Corporation (non-consolidated)		
Fiscal Year End	March 2007	March 2008	March 2009	March 2007	March 2008	March 2009
Net Assets	1,331,981	1,429,266	1,016,306	786,268	827,253	746,920
Total Assets	4,385,533	4,594,197	3,969,730	3,071,996	3,233,615	2,868,804
Net Assets per share (¥)	829.64	896.06	627.90	537.11	565.13	511.58
Net Sales	6,624,256	7,523,990	7,389,234	5,826,415	6,706,382	6,658,071
Operating Income	159,684	263,962	(312,506)	14,445	115,325	(441,090)
Ordinary Income	186,611	275,666	(275,448)	33,101	132,088	(147,045)
Net Income (loss)	70,221	148,306	(251,613)	26,405	85,647	14,723
Net Income per share (¥)	48.12	101.49	(172.42)	18.06	58.53	10.07
Annual Dividend per share(¥)				12.00	12.00	20.00

Nippon Mining Holdings, Inc.

(¥ millions, except for per share information)

	Nippon Mining Holdings, Inc. (consolidated)		
Fiscal Year End	March 2007	March 2008	March 2009
Net Assets	701,064	765,264	659,938
Total Assets	2,056,407	2,251,208	1,866,083
Net Assets per share (¥)	671.56	735.22	612.44
Net Sales	3,802,447	4,339,472	4,065,059
Operating Income	132,258	103,186	(101,667)
Ordinary Income	224,236	192,026	(67,433)
Net Income (loss)	106,430	99,299	(40,794)
Net Income per share (¥)	117.98	107.14	(44.02)
Annual Dividend per share(¥)			

Nippon Oil Corporation - 19 - Nippon Mining Holdings, Inc.

Outline of Businesses
--------------------------------------------------------------------------------
                        --------------------------------------------------------------------------------------
                               Trade Name                                        Nippon Mining Holdings,
                               Trade Name      Nippon Oil Corporation            Inc.
                        --------------------------------------------------------------------------------------
                               Production      126,000 BD (2008 average)        15,000 BD (2008
                                                                                average)
                               -------------------------------------------------------------------------------
                        UpstreaReserve         669 million Bbl                   32 million Bbl
                                               (as of end of Dec. 2008)          (as of end of Dec.
                                                                                 2008)

                        --------------------------------------------------------------------------------------
                        Crude      Number of Crude 21 VLCC                           10 VLCC
                        Transport  Carriers        (as of Oct. 30, 2009)             (as of Oct. 30, 2009)

                                        ---------------------------------------------------------------------
                                        Muroran                           izushima Refinery
                                        Refinery                      180M                                240
                                        ----------------------------------------------------------------------
                                        Sendai                        145 (35,000 BD out of 240,000 BD above
                                        Refinery                          is research facility.)
                                        ----------------------------------------------------------------------
                        Refining        Negishi                       340Kashima Refinery (Kashima        274
                        Capacity of     Refinery                           Oil Co., Ltd.)
                        Group
                        Refineries      ----------------------------------------------------------------------
                        (as of Oct. 30, Osaka Refinery                115
                         2009)          ----------------------------------------------------------------------
              Refinemt                  Mizushima                     250
              and                       Refinery
              Supply                    ----------------------------------------------------------------------
                                        Marifu                        127
                                        Refinery
                                        ----------------------------------------------------------------------
                                        Oita Refinery                 160
                                        ----------------------------------------------------------------------
                                        Total                       1,317Total                            514
                        --------------------------------------------------------------------------------------
                        Product Export  5.83 million KL                   1.50 million KL
                        Volume
                        (excluding foreign
Business                 currency
Description                             (Fiscal year ended March          (Fiscal year ended
(Petroleum)                             31, 2009)                         March 31, 2009)
                        jet, bond)
                        --------------------------------------------------------------------------------------
               Logistic Number of Oil   46 (as of Oct. 30, 2009)         14 (as of Oct. 30, 209)
                        Tank Centers
                        --------------------------------------------------------------------------------------
                        Domestic Sales  48.87 million KL                  20.82 million KL
                        Volume of
                        Fuel Oil        (Fiscal year ended March          (Fiscal year ended
                                               31, 2009)                         March 31, 2009)
                        --------------------------------------------------------------------------------------
           Distribution Sales Share     23.1%                            11.0%
                                        (Fiscal year ended March          (Fiscal year ended
                                        31, 2009)                         March 31, 2009)

                        Number of                                         318 companies
                        Exclusive       623 companies                     (as of end of Sep. 2009)
                        Distribution    (as of end of Sep. 2009)
                        --------------------------------------------------------------------------------------
                        Number of        9,745 (as of end of Sep.         3,269 (as of end of
                        Service Stations  2009)                            Sep. 2009)
                        --------------------------------------------------------------------------------------
                        Paraxylene      1,600,000 t/yr (as of             1,020,000 t/yr (as
                        Production      Oct. 30, 2009)                    of Oct. 30, 2009)
                        Capacity
                        --------------------------------------------------------------------------------------
            Petro-      Benzene         800,000 t/yr (as of Oct.          520,000 t/yr (as of
            chemicals   Production      30, 2009)                         Oct. 30, 2009)
                        Capacity
                        --------------------------------------------------------------------------------------
                        Propylene       900,000 t/yr (as of Oct.          90,000 t/yr (as of
                        Production      30, 2009)                         Oct. 30, 2009)
                        Capacity
                                                                                                10,000  t/yr)
                                                                           Escondida Copper
                                                                           Mine (Chile)           2.0%     2.0
                                                                           Collahuasi Copper
                                                                           Mine (Chile)           3.6%     1.5
                                                                           Los Pelambres Copper
                                   Upstream                                Mine (Chile)          15.0%  __ 5.3
                                                                           Group equity base
                                                                           entitlement volume of
                                                                           copper                          8.8

                                                                           % : Investment ratio of Nippon
                                                                           Mining & Metals Co., Ltd.
                                                                           (as of Dec. 31, 2008)
                        --------------------------------------------------------------------------------------
                                                                           Pan Pacific Copper   (10,000  t/yr)
                                                                           Co., Ltd.

                                                                           Saganoseki Smelter &
                                                                           Refinery: Hitachi Works          45
             Business                                                      Tamano Smelter *                 16
             Description                                                  LS-Nikko Copper Inc.
             (Metals)             Midstream                               (Korea)
                                Copper smelting)                           Onsan Smelter and                 6
                                                                           Refinery                          5
                                                                           -----------------------------------
                                                                          Group Refinery Capacity          117

                                                                          *: Pan Pacific Copper Investment
                                                                          (as of March 31, 2009)
                        --------------------------------------------------------------------------------------
                                                                           Electronic Materials
                                                                           Business
                                                                           Isohara Works (targets for
                                                                           semiconductors and FPDs, etc.)
                               Downstream                                  Shirogane Works (treated-rolled
                                                                           copper foil, electro-deposited
                                                                           copper foil, etc.)
                                                                           Kurami Works (Corson
                                                                           alloys, etc.)
                                                                           Recycling & Environmental
                                                                           Services Business
                                                                           HMC Works
                 ---------------------------------------------------------------------------------------------

Nippon Oil Corporation               - 20 -        Nippon Mining Holdings, Inc.

slide20

Corporate Profiles of Major Companies (1)

【Nippon Petroleum Refining Co., Ltd.】

Trade Name	Nippon Petroleum Refining Co., Ltd.
Date of Establishment	October 1, 1951
Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo
Representative	Hiroshi Ono, Representative Director and President
Paid-in Capital	¥5,000 million
Principal Business	Refinement and sale of petroleum products, generation and sale of electricity
Major Shareholder (as of Sep. 30, 2009)	Nippon Oil Corporation (100.0%)
Number of Employees (as of Sep. 30, 2009)	3,627
Fiscal Year End	March
Net Assets (as of Mar. 31, 2009)	¥134,600 million (non-consolidated)
Total Assets (as of Mar. 31, 2009)	¥811,300 million (non-consolidated)
Net Sales (Year ended Mar. 31, 2009)	¥309,600 million (non-consolidated)
Ordinary Income (Year ended Mar. 31, 2009)	¥19,900 million (non-consolidated)

【Nippon Oil Exploration Limited】

Trade Name	Nippon Oil Exploration Limited
Date of Establishment	June 26, 1991
Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo
Representative	Makoto Koseki, Representative Director and President
Paid-in Capital	¥9,800 million
Principal Business	Exploration, development and production of petroleum and natural gas
Major Shareholder (as of Sep. 30, 2009)	Nippon Oil Corporation (100.0%)
Number of Employees (as of Sep. 30, 2009)	589
Fiscal Year End	December
Net Assets (as of Dec. 31, 2008)	¥124,400 million (non-consolidated)
Total Assets (as of Dec. 31, 2008)	¥313,000 million (non-consolidated)
Net Sales (Year ended Dec. 31, 2008)	¥48,500 million (non-consolidated)
Ordinary Income (Year ended Dec. 31, 2008)	¥44,800 million (non-consolidated)

Nippon Oil Corporation - 21 - Nippon Mining Holdings, Inc.

Corporate Profiles of Major Companies (2)

【Japan Energy Corporation】

Trade Name	Japan Energy Corporation
Date of Establishment	April 1, 2003
Head Office	10-1, Toranomon 2-chome, Minato-ku, Tokyo
Representative	Isao Matsushita, President and Chief Executive Officer
Paid-in Capital	¥48,000 million
Principal Business	Production and sale of petroleum products
Major Shareholder (as of Sep. 30, 2009)	Nippon Mining Holdings, Inc. (100.0%)
Number of Employees (as of Sep. 30, 2009)	1,403
Fiscal Year End	March
Net Assets (as of Mar. 31, 2009)	¥214,600 million (non-consolidated)
Total Assets (as of Mar. 31, 2009)	¥834,500 million (non-consolidated)
Net Sales (Year ended Mar. 31, 2009)	¥2,900,900 million (non-consolidated)
Ordinary Income (Year ended Mar. 31, 2009)	(¥110,000 million) (non-consolidated)

【Japan Energy Development Co., Ltd.】

Trade Name	Japan Energy Development Co., Ltd.
Date of Establishment	April 2, 1982
Head Office	9-13, Akasaka 1-chome, Minato-ku, Tokyo
Representative	Kenji Morita, President and Representative Director
Paid-in Capital	¥5,000 million
Principal Business	Exploration, production and sale of petroleum and natural gas
Major Shareholder (as of Sep. 30, 2009)	Japan Energy Corporation (100.0%)
Number of Employees (as of Sep. 30, 2009)	65
Fiscal Year End	March
Net Assets (as of Mar. 31, 2009)	¥25,500 million (non-consolidated)
Total Assets (as of Mar. 31, 2009)	¥28,500 million (non-consolidated)
Net Sales (Year ended Mar. 31, 2009)	¥15,900 million (non-consolidated)
Ordinary Income (Year ended Mar. 31, 2009)	¥13,700 million (non-consolidated)

【Nippon Mining & Metals Co., Ltd.】

Trade Name	Nippon Mining & Metals Co., Ltd.
Date of Establishment	April 7, 1981
Head Office	10-1, Toranomon 2-chome, Minato-ku, Tokyo
Representative	Masanori Okada, President and Chief Executive Officer
Paid-in Capital	¥24,500 million
Principal Business	Production and sale of non-ferrous metal products and processed electronic materials products
Major Shareholder (as of Sep. 30, 2009)	Nippon Mining Holdings, Inc. (100.0%)
Number of Employees (as of Sep. 30, 2009)	1,231
Fiscal Year End	March
Net Assets (as of Mar. 31, 2009)	¥104,800 million (non-consolidated)
Total Assets (as of Mar. 31, 2009)	¥298,300 million (non-consolidated)
Net Sales (Year ended Mar. 31, 2009)	¥187,800 million (non-consolidated)
Ordinary Income (Year ended Mar. 31, 2009)	(¥5,300 million) (non-consolidated)

Nippon Oil Corporation - 22 - Nippon Mining Holdings, Inc.

Notice Regarding this Presentation Material

Filings with the U.S. Securities and Exchange Commission

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the
"SEC") in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed)
and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings,
Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and
Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at
+81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as `believes',
`expects', `anticipates', `projects', `intends', `should', `seeks',
`estimates', future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.

Nippon Oil Corporation               - 23 -         Nippon Mining Holdings, Inc.

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